UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                     Sequential
 Exhibit                        Description                                             Page Number

1.	Press release on Alvarion Notified of Class Action Lawsuit dated January 25, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: January 31st, 2007                      By:  /s/ Dafna Gruber
Name:             Dafna Gruber
Title:	CFO

EXHIBIT 1

Contacts
Dafna Gruber, CFO               Carmen Deville
+972 3 645 6252    +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

        Alvarion Notified of Class Action Lawsuit

TEL AVIV, Israel January 25, 2007 -- Alvarion Ltd. (NASDAQ: ALVR), the leading provider of wireless broadband solutions worldwide, announced today that it has been notified that a purported class action complaint had been filed in the United States District Court for the Northern District of California against the Company and certain officers and directors of the Company. The complaint alleges that in certain public statements regarding its business with a customer that accounted for significant revenues during 2004, the Company failed to state that sales to the customer would not continue to provide substantial revenues to the Company, and on that basis the complaint asserts violations of U.S. Federal Securities laws.

The Company stated that it believes that the allegations made in the complaint are without merit and that it intends to vigorously defend against the complaint.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions, enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications.

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 in which Alvarion discusses its belief that the purported securities class action lawsuit referred to above is without merit and that it intends to defend this suit vigorously. Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations and projections about future events or conditions. The accuracy of Alvarion’s assumptions, expectations, beliefs and projections depend on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks. Although Alvarion believes that the assumptions, expectations and projections reflected in these forward-looking statements are reasonable based on the information known to Alvarion today, Alvarion can give no assurance that the assumptions, expectations and projections will prove to be correct. Alvarion cautions readers that it undertakes no obligation to update or publicly release any revisions to the forward-looking statements in this press release hereafter to reflect the occurrence of any events or circumstances or any changes in its assumptions, expectations and projections, except to the extent required by applicable law. Important factors that might cause future results to differ from these assumptions, expectations and projections include, but are not limited to, developments in the litigation.

For more information, visit Alvarion’s web site at www.alvarion.com. The web site appearing in this press release is not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of. You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 650 314 2653.